AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 30, 2004
                                                 REGISTRATION NO. 333-__________
--------------------------------------------------------------------------------

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

                                                 SECURITIES AND EXCHANGE COMMISSION
                                                         WASHINGTON DC 20549

                                                       ----------------------

                                                              FORM S-3
                                                       REGISTRATION STATEMENT
                                                                UNDER
                                                     THE SECURITIES ACT OF 1933

                                                       ----------------------

                                                    TURBOCHEF TECHNOLOGIES, INC.
                                       (Exact Name of Registrant as Specified in Its Charter)

                                                    TURBOCHEF TECHNOLOGIES, INC.
                                                  SIX CONCOURSE PARKWAY, SUITE 1900
                                                       ATLANTA, GEORGIA 30328
          DELAWARE                                          (678) 987-1700                                         48-1100390
(State or Other Jurisdiction of    (Address, Including Zip Code, and Telephone Number, Including Area           (I.R.S. Employer
Incorporation or Organization)             Code, of Registrant's Principal Executive Offices)                Identification number)

                     DENNIS J. STOCKWELL, ESQ.                                                     Copies To:
           VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY                                     REINALDO PASCUAL, ESQ.
                 SIX CONCOURSE PARKWAY, SUITE 1900                                          KILPATRICK STOCKTON LLP
                       ATLANTA, GEORGIA 30328                                                1100 PEACHTREE STREET
                           (678) 987-1700                                                          SUITE 2800
(Name, Address, Including Zip Code, and Telephone Number, Including                          ATLANTA, GEORGIA 30309
                  Area Code, of Agent for Service)                                               (404) 815-6500

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this registration statement becomes effective.

        If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule
415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _________

        If this form is a post-effective amendment filed pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. [ ] _________

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

                                                   CALCULATION OF REGISTRATION FEE
=========================== ========================= ========================== ========================== ========================
                                                           PROPOSED MAXIMUM           PROPOSED MAXIMUM
  TITLE OF EACH CLASS OF     AMOUNT TO BE REGISTERED      OFFERING PRICE PER         AGGREGATE OFFERING      AMOUNT OF REGISTRATION
SECURITIES TO BE REGISTERED            (1)                      UNIT(2)                   PRICE(2)                     FEE
       Common Stock                54,743,873                    $4.19                  $229,376,828                 $29,063
=========================== ========================= ========================== ========================== ========================
(1)     All of the shares of common stock offered hereby are being sold for the account of selling stockholders.

(2)     Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended, and based on the average of the high and low prices of the common stock as reported on the OTC Bulletin
        Board on July 29, 2004.

        THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE
DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER
BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME
EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR DOES IT SEEK AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.
--------------------------------------------------------------------------------


                              SUBJECT TO COMPLETION
                               DATED JULY 30, 2004

PROSPECTUS

                                     [LOGO]
                                    TURBOCHEF


                          TURBOCHEF TECHNOLOGIES, INC.

                                54,743,873 SHARES
                                  COMMON STOCK

                    ----------------------------------------


        This prospectus relates to the resale from time to time of up to 54,743,873 shares of our common stock, par value $.01 per share, by the selling stockholders described in the section entitled "Selling Stockholders" on page 9 of this prospectus. The selling stockholders may offer and sell any of the shares of common stock from time to time at fixed prices, at market prices or at negotiated prices, and may engage a broker, dealer or underwriter to sell the shares. For additional information on the possible methods of sale that may be used by the selling stockholders, you should refer to the section entitled "Plan of Distribution" on page 14 of this prospectus.

        We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders. We have agreed to pay all expenses of registration incurred in connection with this offering, except any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares.

        Our common stock is traded in the over-the-counter market and quoted through the OTC Bulletin Board under the symbol "TRBO.OB". On July 29, 2004, the last sales price of our common stock as reported on the OTC Bulletin Board was $4.25 per share.

                    ----------------------------------------

        AN INVESTMENT IN OUR COMMON STOCK INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 2.

                    ----------------------------------------

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                    ----------------------------------------

                 THE DATE OF THIS PROSPECTUS IS __________, 2004

                                TABLE OF CONTENTS


                                                                            PAGE
                                                                            ----

Summary........................................................................1

Risk Factors...................................................................2

Forward Looking Statements.....................................................8

Selling Stockholders...........................................................9

Plan of Distribution..........................................................14

Use of Proceeds...............................................................16

Legal Matters.................................................................16

Experts.......................................................................16

Incorporation of Documents by Reference.......................................17

Where You Can Find More Information...........................................17

                               PROSPECTUS SUMMARY

        YOU SHOULD READ THIS PROSPECTUS AND THE INFORMATION INCORPORATED BY REFERENCE CAREFULLY BEFORE YOU INVEST. SUCH DOCUMENTS CONTAIN IMPORTANT INFORMATION YOU SHOULD CONSIDER WHEN MAKING YOUR INVESTMENT DECISION. SEE "INCORPORATION OF DOCUMENTS BY REFERENCE" ON PAGE 16. YOU SHOULD RELY ONLY ON THE INFORMATION PROVIDED IN THIS PROSPECTUS OR DOCUMENTS INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION.

THE COMPANY

        TurboChef Technologies, Inc. designs, develops, manufactures and markets speed cooking solutions to the food service marketplace. Our speed cooking ovens utilize patented technologies that combine controlled high-speed forced air convection heating with microwave energy to cook food products at remarkable speeds with food quality comparable and superior to conventional methods. Through our recently acquired subsidiary, Enersyst Development Center, L.L.C., we conduct research, development and licensing of additional patented technologies associated with the application of heat transfer and air impingement. Our licensed technologies allow food service equipment manufacturers to test, develop and manufacture advanced products to the food service industry. The Enersyst subsidiary also provides leading innovations in culinary development through the research, development and testing of food concepts, menu development and culinary solutions for restaurant chains, food manufacturers and food service operators.

        We were incorporated under the laws of the State of Delaware on April 3, 1991. Our principal executive offices are located at Six Concourse Parkway, Suite 1900, Atlanta, Georgia 30328, and our telephone number is (678) 987-1700.

        Except as otherwise indicated or required by the context, references in this prospectus to we, our, us, TurboChef or the company refer to TurboChef Technologies, Inc.

THE OFFERING

        This prospectus covers 54,743,873 shares of our common stock, par value $.01 per share, consisting of 9,457,600 currently outstanding shares which were issued in previously completed private transactions, 800,000 shares issuable upon the exercise of outstanding warrants to purchase shares of our common stock, 42,653,000 shares issuable upon the conversion of outstanding shares of our Series D Convertible Preferred Stock and 1,833,273 shares issuable pursuant to the exercise of rights to exchange units of preferred membership interest in our subsidiary, Enersyst Development Center, L.L.C.

        We will not receive any of the proceeds from the sale of these shares by the selling stockholders. However, we will receive proceeds to the extent that the warrants described above are exercised for cash.

        Common stock offered:                                54,743,873 shares

        Common stock to be outstanding after the
           offering  (based upon 29,702,585 shares
           outstanding as of July 30, 2004):                 74,988,858 shares

        OTC Bulletin Board symbol:                           TRBO.OB

                                  RISK FACTORS

        AN INVESTMENT IN OUR COMMON STOCK INVOLVES A SIGNIFICANT DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW AND ALL OTHER INFORMATION CONTAINED IN THIS PROSPECTUS BEFORE YOU DECIDE TO BUY OUR COMMON STOCK. IT IS POSSIBLE THAT RISKS AND UNCERTAINTIES NOT LISTED BELOW MAY ARISE OR BECOME MATERIAL IN THE FUTURE AND AFFECT OUR BUSINESS.

WE HAVE A HISTORY OF LOSSES, WE COULD CONTINUE TO INCUR LOSSES IN THE FUTURE, AND WE MAY NEVER ACHIEVE OR MAINTAIN PROFITABILITY.

        We had net losses applicable to common stockholders of $26.9 million, $5.9 million and $6.7 million for the fiscal years ended December 31, 2003, 2002 and 2001, respectively. Our accumulated deficit as of December 31, 2003 was approximately $60.6 million. We were not profitable during the last three fiscal years, and although we expect to be profitable in fiscal 2004, uncertainties still exist regarding our attainment of profitability. We can provide no assurance that we will be able to achieve profitable operations in the future.

WE MAY NEED ADDITIONAL CAPITAL TO FINANCE EXISTING OBLIGATIONS AND TO FUND OUR OPERATIONS AND GROWTH, AND WE MAY BE UNABLE TO OBTAIN ADDITIONAL CAPITAL UNDER TERMS ACCEPTABLE TO US OR AT ALL.

        Our capital requirements in connection with our marketing efforts, continuing product development and purchases of inventory and parts are expected to be significant for the foreseeable future. In addition, unanticipated events could cause our revenues to be lower and our costs to be higher than expected, therefore creating the need for additional capital. Historically, cash generated from operations has not been sufficient to fund our capital requirements, and we have relied upon sales of securities to fund our operations. We have no current arrangements with respect to, or sources of, additional financing, and we cannot assure you that we will have sufficient funds available to meet our working capital requirements, or that we will be able to obtain capital to finance operations on favorable terms or at all. If we do not have, or are otherwise unable to secure, necessary working capital, we may be unable to fund the manufacture of ovens, and we may have to delay or abandon some or all of our development and expansion plans or otherwise forego market opportunities, any of which could harm our business.

IN 2004, WE ARE EXPECTED TO DEPEND UPON TWO CUSTOMERS FOR A SIGNIFICANT PORTION OF OUR REVENUE, AND IF THE CUSTOMERS' CONTRACT IS TERMINATED, OR IF THE CUSTOMERS DO NOT ORDER ANY PRODUCTS OR DO NOT TIMELY MAKE PAYMENTS TO US, OUR REVENUES AND FINANCIAL PERFORMANCE WOULD DECLINE.

        In March 2004, we entered into an Equipment Supplier Approval Agreement with Doctors Associates, Inc. and Independent Purchasing Cooperative, Inc. to supply speed cooking ovens to Subway(R) restaurants worldwide. We expect revenues from the sale of ovens to Subway(R) restaurants to constitute a material portion of our total revenues in 2004. If these customers terminate the Equipment Supplier Approval Agreement, or otherwise discontinue or significantly reduce their purchases of ovens, we may not generate sufficient other revenues to offset this loss of revenues and our revenues will decrease. Furthermore, while our cooking ovens are the only approved speed cooking ovens for Subway(R) restaurants worldwide, the Equipment Supplier Approval Agreement does not specify the number of ovens to be purchased, or a minimum number of ovens to be purchased, if any. In addition, the non-payment or late payment of amounts due from these customers could adversely affect our revenues and financial performance.

THE EXERCISE OF OPTIONS OR WARRANTS, THE CONVERSION OF PREFERRED STOCK, OR THE EXCHANGE OF OUTSTANDING PREFERRED UNITS OF MEMBERSHIP INTEREST OF OUR SUBSIDIARY, ENERSYST DEVELOPMENT CENTER, L.L.C., MAY RESULT IN DILUTION TO YOU.

        At June 4, 2004, 1,673,769 shares of our common stock were subject to issuance upon exercise of outstanding warrants, and 12,207,147 shares of our common stock were subject to issuance upon exercise of outstanding stock options at such times as those options become vested. Additionally, each of the outstanding shares of our Series D Convertible Preferred Stock is convertible, at the election of the holder, into 20 shares of our common stock (subject to adjustment), and each of the outstanding preferred units of membership interest in our subsidiary, Enersyst Development Center, L.L.C., may be exchanged, at the election of the holder, for approximately 16.5391 shares of our common stock (subject to adjustment). Accordingly, your ownership will be diluted by the exercise of outstanding stock options and warrants, the conversion of outstanding shares of our Series D Convertible Preferred Stock, or the exchange of preferred units of membership interest of Enersyst Development Center.

BECAUSE OF OUR LONG MANUFACTURING CYCLE, WE HOLD SIGNIFICANT LEVELS OF INVENTORY PRIOR TO MAKING SALES, WHICH REQUIRES US TO USE CASH IN ADVANCE OF SALES AND COULD ADVERSELY AFFECT OUR OPERATING RESULTS AND CASH FLOWS IF SALES ARE GENERATED AT A SLOWER RATE THAN ANTICIPATED.

        Due to the long manufacturing cycle for our ovens, we hold a significant level of inventory. As of March 31, 2004, we held $714,000 of finished goods inventory (ovens) and $1.8 million of parts and demonstration inventory. This process requires us to use working capital early in the manufacturing cycle and without any certainty of corresponding sales being made. In addition, we are party to a contract with one of our oven manufacturers which requires us to purchase a fixed number of ovens. Should sales of ovens fail to materialize, or materialize at slower than anticipated rates, additional working capital will be required to hold component parts and purchase completed ovens and our operating results will be adversely affected.

WE HAVE COMMITTED TO PURCHASE A FIXED NUMBER OF OVENS FROM A SINGLE MANUFACTURING SOURCE, REGARDLESS OF WHETHER WE HAVE CUSTOMERS FOR THESE OVENS.

        Under our manufacturing agreement with Shandong Xiaoya Group, which we amended in October 2003, we are committed to purchase a fixed number of ovens. We are committed to purchase these ovens regardless of whether we have made corresponding sales. If we are forced to acquire excess inventory without having made corresponding sales, we may not have the funds necessary to make the purchases required under the agreement. If we were to breach the agreement, Xiaoya could terminate the agreement at any time and seek monetary damages.

OUR DEPENDENCE UPON OUTSIDE SUPPLIERS LEAVES US SUBJECT TO PRICE INCREASES AND DELAYS IN RECEIVING MATERIALS OR PARTS.

        While we have manufacturing agreements for our ovens, we generally do not maintain supply agreements with third parties for components or electronic parts. Instead, we purchase components and electronic parts pursuant to purchase orders in the ordinary course of business. Some of our specially-designed components used in our ovens are sourced from a limited number of suppliers. We are and will continue to be substantially dependent on the ability of our suppliers to, among other things, meet our design, performance and quality specifications, and will be subject to price increases and failures or delays in receiving supplies of such components and parts. There can be no assurance that we will be able to pass any price increase on to our customers. Although we believe that our suppliers will continue to meet our requirements and specifications, and that alternative sources of supply are available, events beyond our control could have an adverse effect on the cost or availability of components and electronic parts. A failure or delay in our supply of components or parts could adversely affect our profit margin and our ability to meet our delivery schedules on a timely and competitive basis.

WE ARE SUBJECT TO THE RISKS AND UNCERTAINTIES OF FOREIGN MANUFACTURING WHICH COULD INTERRUPT OUR OPERATIONS.

        Currently, all of our C-3 model ovens are manufactured in China. We are subject to various risks inherent in foreign manufacturing, including:

        o       increased credit risks;

        o       tariffs, duties and other trade barriers;

        o       fluctuations in foreign currency exchange rates;

        o       shipping delays; and

        o       international political, regulatory and economic developments.

Any of these developments could increase our costs of goods, interrupt our operations and/or have a significant impact on our foreign manufacturer's ability to deliver our products. If these goods were destroyed or damaged during shipment, we could lose sales opportunities and our operations and financial position could be adversely affected. We currently manufacture in the United States the oven we are selling to Subway(R) restaurant franchisees.

WE RELY HEAVILY ON OUR SENIOR MANAGEMENT AND THE EXPERTISE OF MANAGEMENT PERSONNEL.

        Our operations will depend for the foreseeable future on the efforts of our executive officers and our other senior management, and any of our executive officers or senior management can terminate his or her relationship with us at any time. Our business and prospects could be adversely affected if these persons, in significant numbers, do not perform their key roles as expected, or terminate their relationships with us, and we are unable to attract and retain qualified replacements.

THE MEMBERS OF OUR NEW EXECUTIVE MANAGEMENT TEAM DO NOT HAVE PRIOR EXPERIENCE IN OUR INDUSTRY.

        None of the members of our new executive management team has experience in operating a business in the rapid cook commercial oven segment of the food service equipment industry. There is no guarantee that these persons will develop the necessary expertise to successfully operate a business in this industry. The failure of our new executive management team to develop this expertise would have a significant impact on our ability to compete in this industry and to operate our business effectively.

WE PLAN TO EXPAND RAPIDLY AND WE MAY BE UNABLE TO MANAGE OUR GROWTH.

        We intend to rapidly grow our business, but we cannot be sure that we will successfully manage our growth. In order to successfully manage our growth, we must:

        o       expand and enhance our administrative infrastructure;

        o improve our management, financial and information systems and controls;

        o       expand, train and manage our employees effectively; and

        o       successfully retain and recruit additional employees.

Continued growth could place a further strain on our management, operations and financial resources. There will also be additional demands on our sales, marketing and information systems and our administrative resources as we develop and offer new and additional products. We cannot assure you that our operating and financial control systems, administrative infrastructure, facilities and personnel will be adequate to support our future operations or to effectively adapt to future growth. If we cannot manage our growth effectively, our business may be harmed.

BECAUSE THE MARKET FOR OUR PRODUCTS IS AN EMERGING MARKET, WE WILL BE REQUIRED TO UNDERTAKE SIGNIFICANT MARKETING EFFORTS TO ACHIEVE MARKET ACCEPTANCE, THE SUCCESS OF WHICH CANNOT BE PREDICTED.

        The speed cooking commercial oven segment of the food service equipment industry is a nascent market. As is typical with new products based on innovative technologies, demand for and market acceptance of our ovens are subject to a high level of uncertainty. Achieving market acceptance for our ovens will require substantial marketing efforts and the expenditure of significant funds to increase the food service industry's familiarity with us and to educate potential customers as to the distinctive characteristics and perceived benefits of our ovens and our technologies. There can be no assurance that we will have available the funds necessary to achieve such acceptance or that our marketing efforts will result in significant commercial acceptance.

WE ARE SUBJECT TO RISKS ASSOCIATED WITH DEVELOPING PRODUCTS BASED ON INNOVATIVE TECHNOLOGIES, WHICH COULD DELAY PRODUCT INTRODUCTIONS AND RESULT IN SIGNIFICANT CAPITAL EXPENDITURES.

        We continually seek to refine and improve upon the physical attributes, utility and performance of our ovens, and are subject to many risks associated with the development of new products based on innovative technologies, including unanticipated technical or other problems and the possible insufficiency of the funds allocated for the completion of such development. These risks could result in a substantial change in the design, delay in the development, or abandonment of new applications and products. Consequently, there can be no assurance that we will develop or successfully commercialize ovens incorporating technology superior to our current oven technology, or that additional products will be successfully developed, or that if developed they will meet current price or performance objectives, be developed on a timely basis or prove to be as effective as products based on other technologies. The inability to successfully complete development of a product or application or a determination by us, for financial, technical or other reasons, not to complete development of any product or application, particularly in instances in which we have made significant capital expenditures, could have a material adverse effect on our operating results and operations.

IF WE ARE UNABLE TO KEEP UP WITH CHANGING TECHNOLOGY AND EVOLVING INDUSTRY STANDARDS, OUR PRODUCTS MAY BECOME OBSOLETE.

        The market for our products and technologies is characterized by changing technology and evolving industry standards. We will not be able to compete successfully unless we continually enhance and improve our existing products, complete development and introduce to the marketplace in a timely manner our proposed products, adapt our products to the needs of our customers and potential customers and evolving industry standards, and continue to improve operating efficiencies and lower manufacturing costs. Moreover, competitors may develop technologies or products that render our products obsolete or less marketable.

BECAUSE OF THE INTENSE COMPETITION IN THE MARKET IN WHICH WE COMPETE AND THE STRENGTH OF SOME OF OUR COMPETITORS, WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY.

        The speed cooking segment of the food service equipment market is characterized by intense competition. We compete with numerous well-established manufacturers and suppliers of commercial ovens, grills and fryers (including those which cook through the use of conduction, convection, induction, air impingement, infrared, and/or microwave heating methods). In addition, we are aware of others who are developing, and in some cases have introduced, new ovens based on high-speed heating methods and technologies. There can be no assurance that other companies with the financial resources and expertise that would encourage them to attempt to develop competitive products, do not have or are not currently developing functionally equivalent products, or that functionally equivalent products will not become available in the near future. Most of our competitors possess substantially greater financial, marketing, personnel and other resources than we do, and have established reputations relating to product design, development, manufacture, marketing and service of cooking equipment.

A PRODUCT LIABILITY CLAIM IN EXCESS OF OUR INSURANCE COVERAGE OR AN INABILITY TO ACQUIRE INSURANCE AT COMMERCIALLY REASONABLE RATES COULD HAVE A MATERIAL ADVERSE EFFECT UPON OUR BUSINESS.

        We are engaged in a business which could expose us to various claims, including claims by food service operators and their staffs, as well as by consumers, for personal injury or property damage due to design or manufacturing defects or otherwise. We maintain reserves and liability insurance coverage at levels based upon commercial norms and our historical claims experience. A successful product liability or other claim brought against us in excess of our insurance coverage or the inability of us to acquire insurance at commercially reasonable rates could have a material adverse effect upon our business, operating results and financial condition.

AN INCREASE IN WARRANTY EXPENSES COULD ADVERSELY AFFECT OUR OPERATING RESULTS.

        We offer purchasers of our ovens a one-year limited warranty covering the system's workmanship and materials, during which period we or our authorized service representative will make repairs and replace parts that have become defective due to normal use. We estimate and record our future warranty costs based upon past experience. Future warranty expenses on the one-year warranty, however, may exceed our estimates, which, in turn, could have a material adverse effect on our results of operations.

IF WE ARE UNABLE TO PROTECT OUR PATENTS, TRADEMARKS AND OTHER INTELLECTUAL PROPERTY, OUR BUSINESS COULD BE MATERIALLY ADVERSELY AFFECTED.

        There can be no assurance as to the breadth or degree of protection which existing or future patents, if any, may afford us, that any patent applications will result in issued patents, that our patents, pending patents, registered trademarks or registered servicemarks will be upheld if challenged or that competitors will not develop similar or superior methods or products outside the protection of any patent issued to us. There can be no assurance that we will have all of the financial or other resources necessary to enforce or defend a patent infringement or proprietary rights violation action.

        We also rely on trade secrets and proprietary know-how and employ various methods to protect the concepts, ideas and documentation of our proprietary technologies. However, those methods may not afford complete protection and there can be no assurance that others will not independently develop similar know-how or obtain access to our know-how, concepts, ideas and documentation.

        Furthermore, although we have and expect to have confidentiality and non-competition agreements with our employees and appropriate suppliers and manufacturers, there can be no assurance that these arrangements will adequately protect our trade secrets or that others will not independently develop products or technologies similar to ours.

IF OUR PRODUCTS OR INTELLECTUAL PROPERTY VIOLATE THE RIGHTS OF OTHERS, WE MAY BECOME LIABLE FOR DAMAGES.

        In the event our existing or any future products, trademarks, servicemarks or other proprietary rights infringe patents, trademarks, servicemarks or proprietary rights of others, we could become liable for damages and may be required to modify the design of our products, change the name of our products or obtain a license for the use of our products. There can be no assurance that we will be able to do so in a timely manner, upon acceptable terms and conditions, or at all. The failure to do any of the foregoing could have a material adverse effect upon our ability to manufacture and market our products.

OUR BUSINESS SUBJECTS US TO SIGNIFICANT REGULATORY COMPLIANCE BURDENS.

        We are subject to regulations administered by various federal, state, local and international authorities, including those limiting radiated emissions from oven products, which impose significant compliance burdens on us. Failure to comply with these regulatory requirements may subject us to civil and criminal sanctions and penalties. While we believe that we and our products are in compliance in all material respects with all laws and regulations applicable to such models, including those administered by the United States Food and Drug Administration, the Federal Communications Commission, the European Community Council and the Japanese Government's Ministry of International Trade, there can be no assurance of such compliance. Moreover, new legislation and regulations, as well as revisions to existing laws and regulations, at the federal, state, local and international levels may be proposed in the future affecting the foodservice equipment industry. These proposals could affect our operations, result in material capital expenditures, affect the marketability of our existing products and technologies and/or limit opportunities for us with respect to modifications of our existing products or with respect to our new or proposed products or technologies. In addition, expansion of our operations into new markets may require us to comply with additional regulatory requirements. There can be no assurance that we will be able to comply with additional applicable laws and regulations without excessive cost or business interruption, and failure to comply could have a material adverse effect on us.

WE ARE SUBJECT TO THE RISK OF FINANCIAL LOSS FROM FOREIGN CURRENCY FLUCTUATIONS.

        A significant portion of our revenues are derived from sales outside of the United States. These sales, as well as salaries of employees located outside of the United States and other expenses, are denominated in the Euro. We are subject to risk of financial loss resulting from fluctuations in the exchange rate of the Euro against the U.S. dollar.

WE ARE INVOLVED IN AN ARBITRATION PROCEEDING WHICH, IF THE OUTCOME WERE UNFAVORABLE, WOULD ADVERSELY AFFECT OUR OPERATING RESULTS AND FUTURE OPERATIONS.

        We filed for arbitration against Maytag Corporation ("Maytag") in Dallas, Texas, on February 2, 2001, in connection with a series of contracts for research, development and commercialization of certain technology through a joint, strategic relationship. After a stay of the proceedings pending settlement discussions, our third amended claim was submitted on May 6, 2004. Our third amended claim includes claims for substantial damages for breach of those contracts, specific performance of those contracts, fraud, theft of trade secrets, breach of fiduciary duty, usurpation of corporate opportunity, correction of inventorship, punitive damages and attorneys fees. It also seeks an injunction and equitable assignment of ownership which would require Maytag to return all rights in all intellectual property owned by us under those contracts.

        Maytag has not yet responded to our third amended claim. Earlier, on July 17, 2002, Maytag filed an answer and counterclaim in response to our second amended claim, in which Maytag denied our allegations. In its July 17, 2002 counterclaim, Maytag alleges breach of the above-referenced contracts and fraud, and seeks damages in excess of $35 million. Recently, the arbitrators issued a scheduling order that contemplates a final hearing on these claims in April, May or June 2005. We believe that these claims by Maytag are without merit, and we intend to vigorously defend against Maytag's allegations.

        In May 2002, Maytag filed a complaint in Iowa federal court seeking, among other things, to require that two of our claims originally filed and pending in the Texas arbitration be decided only in a separate arbitration proceeding in Boston, Massachusetts. Maytag's complaint in the Iowa proceeding also alleges that we publicized false and misleading statements about Maytag's use of our intellectual property in its residential appliances in a January 2002 press release, and in certain other unidentified statements. Based upon this allegation, Maytag asserts claims that we caused false advertising with respect to Maytag's goods and services, that we have intentionally interfered with Maytag's prospective business, that we have defamed Maytag and that we have unfairly competed with Maytag. Unlike Maytag's counterclaims in the Texas arbitration proceeding, its complaint in the Iowa proceeding does not specify the dollar amount of damages sought. In July 2002, we filed a motion to dismiss the Maytag complaint or, in the alternative, stay the Iowa proceeding pending resolution of the Texas arbitration. On July 30, 2002, Maytag filed a Motion for Leave to File First Amended Complaint adding a claim that we failed to pay a promissory note in the amount of $327,478. On January 6, 2003, the Federal Court in the Iowa proceeding granted a summary judgment against us in the amount of $359,372, which is accrued and included in notes payable on the balance sheet at December 31, 2003 and stayed the remainder of Maytag's claims pending the final resolution of the Texas arbitration. In March 2004, we tendered full payment of the amount of the summary judgment.

        Maytag has also initiated arbitration in Boston, claiming damages in the amount in excess of $1.3 million for failure to pay for ovens. We have filed a counterclaim alleging that Maytag breached its warranty and committed fraud and that we have been damaged in an amount in excess of $1.5 million. We believe that these claims by Maytag are without merit, and we intend to vigorously defend against Maytag's allegations.

        We had, since January 2003, agreed with Maytag to stay the proceedings in Dallas and Boston pending the outcome of settlement negotiations. In March 2004 we notified Maytag that we believed negotiations had not produced an acceptable offer of settlement and we would, therefore, proceed with arbitration. Since that time, we have agreed to a scheduling order with Maytag that contemplates a hearing in the Boston arbitration sometime after the hearing on the Texas arbitration, in 2005.

        The outcomes of these proceedings are uncertain, and an unfavorable outcome could have an adverse effect on our operating results and future operations. Because the outcomes of these proceedings are uncertain, we have made no corresponding adjustments to our financial statements.


                           FORWARD LOOKING STATEMENTS

        Certain statements in this prospectus, including the information incorporated herein by reference, may be deemed to be forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are made based on our management's belief as well as assumptions made by, and information currently available to, our management pursuant to "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Our actual results may differ materially from the results anticipated in these forward-looking statements due to, among other things, factors set forth above under the heading "Risk Factors". We do not undertake to update any forward-looking statement that may be made from time to time by us, or on our behalf.


                              SELLING STOCKHOLDERS

        An aggregate of 54,743,873 shares of common stock are covered for possible sale by the selling stockholders using this prospectus. The following table sets forth the names of the selling stockholders, the number of shares beneficially owned by each selling stockholder as of July 30, 2004, the percentage of our total outstanding common stock beneficially owned by each selling stockholder as of July 30, 2004 (unless such percentage is less than 1%), and the maximum number of shares that may be offered for sale by such selling stockholder pursuant to this prospectus.

        This table was prepared solely based on information supplied to us by the selling stockholders, any Schedules 13D or 13G and Forms 3 and 4, and other public documents filed with the Securities and Exchange Commission. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the selling stockholders named in this table has sole voting and investment power with respect to the shares of common stock indicated as beneficially owned.

        Except as set forth in the footnotes to this table, no selling stockholder has had any position, office, or other material relationship with us or any of our predecessors or affiliates within the past three years.

        We will not receive any proceeds from any sale of the shares. However, we will receive proceeds to the extent that warrants for the purchase of any common stock covered by this prospectus are exercised for cash.

                                                   TOTAL NUMBER OF      TOTAL NUMBER OF      PERCENTAGE OWNED     PERCENTAGE OWNED
                                                 SHARES BENEFICIALLY   SHARES OFFERED FOR       BEFORE THE            AFTER THE
                                                       OWNED(1)            RESALE(2)           OFFERING(3)        OFFERING(3)(4)
                                                 -------------------   ------------------    ----------------     ----------------
D-W INVESTMENTS LLC(5)(6)(18)                          275,862               275,862                   *                     *
CHARLES K. MARQUIS(6)                                  100,000               100,000                   *                     *
DAVID A. NADLER(6)                                      51,725                51,725                   *                     *
JENKINS FAMILY TRUST(6)                                 17,250                17,250                   *                     *
JEFFREY C. BLOOMBERG(6)                                 25,000                25,000                   *                     *
JOHN VENEZIA(6)                                         10,345                10,345                   *                     *
CRESCENT INTERNATIONAL LIMITED(7)(8)                   570,000               570,000               1.89%                     *
JLF PARTNERS I, LP(6)                                  838,622               623,227               2.82%                     *
JLF PARTNERS II, LP(6)                                  68,257                46,906                   *                     *
JLF OFFSHORE FUND, LTD.(6)                           1,419,803             1,054,004               4.78%                 1.23%
RAYMOND H. WELSH(9)(18)                                830,998               113,793               2.73%                 2.36%
THE JACK SILVER HOLDING COMPANY, LP(10)              1,174,568             1,174,568               3.95%                     *
MICHAEL WEISBERG(6)                                    103,448               103,448                   *                     *
CAIRNWOOD FOOD GROUP, LLC(11)(12)                    1,515,809             1,515,809               4.86%                     *
SARAH PALISI CHAPIN(11)                                109,075               109,075                   *                     *
MAXWELL T. ABBOTT(11)(13)                               34,947                34,947                   *                     *

                                                   TOTAL NUMBER OF      TOTAL NUMBER OF      PERCENTAGE OWNED     PERCENTAGE OWNED
                                                 SHARES BENEFICIALLY   SHARES OFFERED FOR       BEFORE THE            AFTER THE
                                                       OWNED(1)            RESALE(2)           OFFERING(3)        OFFERING(3)(4)
                                                 -------------------   ------------------    ----------------     ----------------
JOHN ROBERT NORRIS(11)(14)                              43,315                43,315                   *                     *
WILLIAM RICHARDS(11)(15)                                34,947                34,947                   *                     *
MICHAEL DOBIE(11)(15)                                   29,919                29,919                   *                     *
ALISON BRUSHABER(11)(15)                                21,385                21,385                   *                     *
NEAL COOPER(11)(15)                                     12,950                12,950                   *                     *
CARL JAY DOUGHERTY(11)(15)                              17,878                17,878                   *                     *
GWEN IRWIN(11)(15)                                       3,407                 3,407                   *                     *
ROBERT FOREMAN(11)(15)                                   3,076                 3,076                   *                     *
RUSTY ROSE(11)(15)                                       5,077                 5,077                   *                     *
CAROL KRALICEK(11)(15)                                   1,488                 1,488                   *                     *
OVENWORKS, LLLP(16)(17)(18)                         38,353,000            38,353,000              56.36%                     *
PRECEPT CAPITAL MASTER FUND, G.P.(16)                  350,000               350,000               1.16%                     *
FLYLINE HOLDINGS LTD.(16)                              250,000               250,000                   *                     *
THE PINNACLE FUND LP(16)                             1,000,000             1,000,000               3.26%                     *
SOUTHWELL PARTNERS LP(16)                              400,000               400,000               1.33%                     *
SHERLEIGH ASSOCIATES INC. PROFIT SHARING
PLAN(10)(16)                                           633,400               500,000               2.10%                     *
DEAN S. OAKEY AND JANIS A. OAKEY, JT(16)                50,000                50,000                   *                     *
DEAN S. OAKEY(19)                                      150,000               150,000                   *                     *
JOHN S. LEMAK AND ELEANOR S. LEMAK, JT(16)             100,000               100,000                   *                     *
DOUGLAS M. ATKIN AND ELENA A. ATKIN(16)                115,000               115,000                   *                     *
M. DAVID ATKIN(16)                                      10,000                10,000                   *                     *
KENNETH WALKER(16)                                      25,000                25,000                   *                     *
WS OPPORTUNITY FUND INTERNATIONAL, LTD.(16)            170,000               170,000                   *                     *
WS OPPORTUNITY MASTER FUND, L.P.(16)                   330,000               330,000               1.10%                     *
METRO CENTER PROPERTY(16)                              100,000               100,000                   *                     *
ROBERT ALPERT(16)                                      100,000               100,000                   *                     *
BERNARD C. BYRD TTEE BERNARD C. BYRD REVOCABLE
TRUST DTD 12/31/1996(16)                               160,000               100,000                   *                     *
SANDERS MORRIS HARRIS INC.(19)                         150,000               150,000                   *                     *
BANC OF AMERICA SECURITIES LLC(20)                      85,553                85,553                   *                     *
GRAND CHEER COMPANY LTD.(21)                         2,253,589               800,000               7.39%                 4.77%
DAVID J. OPLANICH(22)                                  150,000               100,000                   *                     *
JEFFREY B. BOGATIN(23)(24)                           5,846,601             2,433,333              19.68%                11.49%
REBECCA NAN BOGATIN 1990 TRUST(25)                   1,518,793             1,518,793               5.11%                     *
RACHEL LAUREN BOGATIN 1998 IRREVOCABLE
TRUST(26)                                            1,518,793             1,518,793               5.11%                     *
WILLIAM BLAIR & COMPANY(27)                             35,000                35,000                   *                     *

---------------

*       Less than 1%

(1) This column lists all shares of common stock beneficially owned by the selling stockholder, whether or not registered hereunder, including (a) all shares of common stock that can be acquired through warrant or option exercises, (b) all shares of common stock that can be acquired through the conversion of shares of Series D Convertible Preferred Stock, which, by its terms, is convertible at any time (subject to adjustment) into 20 shares of our common stock for each preferred share, and (c) all shares of common stock that can be acquired through the exchange of preferred units of membership interest in our subsidiary, Enersyst Development Center, L.L.C., pursuant to the terms of a Preferred Unit Exchange Agreement, dated May 21, 2004. There is no assurance that any of the selling stockholders will sell any or all of such shares of common stock.

(2) Only the shares of common stock registered hereunder, as shown in this column for each selling stockholder, may be offered and resold by the selling stockholder pursuant to this prospectus. There is no assurance, however, that any of the selling stockholders will sell any or all of such shares of common stock.

(3) In calculating the percentage owned by each selling stockholder, we assumed that (a) any warrants or options for the purchase of common stock that are exercisable by that stockholder on or prior to July 30, 2004 are exercised by that stockholder (and the underlying shares of common stock issued), (b) any shares of Series D Convertible Preferred Stock beneficially owned by that stockholder are converted by that stockholder into shares of common stock at the rate of 20 shares of common stock for each preferred share, and (c) any preferred units of membership interest in our subsidiary, Enersyst Development Center, L.L.C. beneficially owned by that stockholder are exchanged by that stockholder for shares of common stock.

        The total number of shares outstanding used in calculating the percentage owned assumes a base of 29,702,585 shares of common stock outstanding as of July 30, 2004, no exercise of warrants or options held by other selling stockholders, no conversion of any shares of Series D Convertible Preferred Stock held by other stockholders and no exchange of any preferred units of membership interest of Enersyst Development Center held by other stockholders.

(4) Assumes all shares of common stock registered hereunder are sold by the selling stockholder.

(5) James W. DeYoung is the general partner and managing member of D-W Investments LLC. Mr. DeYoung is a member of our Board of Directors and the Board's Audit Committee.

(6) The shares of common stock offered for sale by this stockholder include shares acquired in a private placement of 3,453,629 shares of our common stock to certain investors, which was completed on May 21, 2004.

(7) The shares of common stock offered for sale by Crescent International Limited include 170,000 shares acquired in the private placement of our common stock completed on May 21, 2004, and 400,000 shares issuable upon conversion of shares of Series D Convertible Preferred Stock.

(8) GreenLight (Switzerland) SA, the investment advisor to Crescent International Limited, has voting control and investment discretion over the shares owned by Crescent International Limited.

(9) The shares of common stock offered for sale by Mr. Welsh were acquired in a private placement of 3,453,629 shares of our common stock to certain investors, which was completed on May 21, 2004. Mr. Welsh is a member of our Board of Directors and the Board's Compensation Committee.

(10) Jack Silver is the general partner and a beneficial owner of interest in The Jack Silver Holding Co., L.P. Mr. Silver is also a Trustee of the Sherleigh Associates Inc. Profit Sharing Plan. Mr. Silver was a director of the Company during 2001.

(11) The shares of common stock offered for sale by this stockholder are issuable upon the exchange of preferred units of membership interest of our subsidiary, Enersyst Development Center, L.L.C., that were issued in connection with a series of transactions consummated on May 21, 2004. Pursuant to the terms of a Preferred Unit Exchange Agreement, dated May 21, 2004, among TurboChef and the holders of preferred units of membership interest in Enersyst Development Center, each preferred unit may be exchanged for approximately 16.5391 shares of our common stock (subject to adjustment) based on an exchange price of $3.465 per share of common stock.

(12) Cairnwood Food Group, LLC and our subsidiary, Enersyst Development Center, L.L.C., were parties to an interest bearing promissory note, with Cairnwood Food Group as lender, in the amount of $1,100,000, which indebtedness was satisfied in May 2004. Cairnwood Food Group also guaranteed certain indebtedness of Enersyst Development Center, which indebtedness was satisfied in May 2004. Additionally, the Company and Cairnwood Capital Management, LLC, an affiliate of Cairnwood Food Group, were parties to a Consulting Agreement that was terminated in May 2004.

        From May 2001 to May 2004, Thayer B. Pendleton, the President and a Director of Cairnwood Food Group, LLC, was a co-Manager of our subsidiary, Enersyst Development Center, L.L.C., and from January 2003 through May 2004, Mr. Pendleton was the Chairman of the Compensation Committee of Enersyst Development Center. From January 2003 through May 2004, Thomas D. Taylor, the Vice President of Cairnwood Food Group, was a co-Manager of Enersyst Development Center, and Kirk P. Pendleton, a Director of Cairnwood Food Group, and Timothy P. Lundberg, the Treasurer and Secretary of Cairnwood Food Group, were members of the Audit Committee of Enersyst Development Center.

(13) Mr. Abbott is an officer of the Company and an employee of our subsidiary, Enersyst Development Center, L.L.C.

(14) Mr. Norris is an officer of the Company and an employee of our subsidiary, Enersyst Development Center, L.L.C.

(15) The selling stockholder is an employee of our subsidiary, Enersyst Development Center, L.L.C.

(16) The shares of common stock offered for sale by this stockholder are issuable upon the conversion of shares of Series D Convertible Preferred Stock that were issued in connection with a private placement to OvenWorks, LLLP for its own account and as nominee for Sanders Morris Harris Inc. for the accounts of certain of Sanders Morris Harris' clients. The private placement was completed on October 28, 2003. By its terms, each share of Series D Convertible Preferred Stock is convertible at any time (subject to adjustment) into 20 shares of our common stock.

(17) The sole general partner of OvenWorks, LLLP is Oven Management, Inc. Richard E. Perlman, our Chairman, is the sole stockholder, sole director and President of Oven Management, Inc., and also is a limited partner of OvenWorks. If shares of Series D Convertible Preferred Stock, or upon conversion of the shares of Series D Convertible Preferred Stock shares of common stock, were distributed by OvenWorks to its limited partners, Mr. Perlman would have a beneficial interest in 6,456,757 shares of common stock, including from stock options.

(18) In addition to Mr. Perlman, all of our other directors and certain of our officers are limited partners of OvenWorks. If shares of Series D Convertible Preferred Stock, or upon conversion of the shares of Series D Convertible Preferred Stock shares of common stock, were distributed by OvenWorks to its limited partners:

        (a) James K. Price, our President, Chief Executive Officer and a member of our Board of Directors, would have a beneficial interest in 6,456,757 shares of common stock, including from stock options;

        (b) J. Thomas Presby, a member of our Board of Directors and Chairman of the Board's Audit Committee, would have a beneficial interest in 425,010 shares of common stock;

        (c) William A. Shutzer, a member of our Board of Directors and the Board's Audit Committee, would have a beneficial interest in 6,142,215 shares of common stock;

        (d) Raymond H. Welsh, a member of our Board of Directors, would have a beneficial interest in 830,998 shares of common stock;

        (e) Sir Anthony Jolliffe, a member of our Board of Directors, would have a beneficial interest in 362,505 shares of common stock;

        (f) James W. DeYoung, a member of our Board of Directors and the Board's Audit Committee, would have a beneficial interest in 993,067 shares of common stock; and

        (g) James A. Cochran, our Senior Vice President and Chief Financial Officer, would have a beneficial interest in 1,056,280 shares of common stock, including from stock options.

(19) The shares of common stock offered for sale by this stockholder are issuable upon conversion of shares of Series D Convertible Preferred Stock that were transferred to the stockholder by OvenWorks, LLLP. These shares of Series D Convertible Preferred Stock were transferred in partial consideration for the performance of services under a Placement Agent Agreement, dated October 21, 2003. Under this agreement, Sanders Morris Harris Inc. acted as placement agent in connection with the private placement of shares of our Series D Convertible Preferred Stock on October 28, 2003.

(20) The shares of common stock offered for sale by Banc of America Securities LLC were issued pursuant to the exercise in January 2004 of a Warrant, dated December 13, 2002, for the purchase of our common stock. The Warrant was granted in exchange for general investment banking services rendered to the Company from December 2002 through November 2003.

(21) The shares of common stock offered for sale by Grand Cheer Company Limited are issuable upon the exercise of a Warrant Certificate, dated March 19, 2001, as amended by a Settlement and Release Agreement, dated October 23, 2003, at the exercise price of $1.20 per share.

        The Settlement and Release Agreement with Grand Cheer resolved certain claims relating to our July 2002 non-interest bearing promissory note to Grand Cheer in the amount of $1,000,000. Under the Settlement and Release Agreement, in settlement of the promissory note, Grand Cheer converted all of its shares of our Series B Preferred Stock, plus all accrued and unpaid dividends thereon, into 2,024,986 shares of our common stock, and reduced from 1,000,000 to 800,000 the number of shares of our common stock issuable upon exercise of its Warrant Certificate, and we paid Grand Cheer $1,200,000 in cash, and issued to Grand Cheer 652,288 shares of our common stock.

        On October 28, 2003, OvenWorks, LLLP entered into a Voting Agreement with Grand Cheer, pursuant to which OvenWorks and Oven Management, Inc. were appointed as proxies and attorneys-in-fact to vote the shares of common stock owned by Grand Cheer in support of the October 2003 private placement of our Series D Convertible Preferred Stock, and any vote for an amendment to our Certificate of Incorporation to increase the number of shares of our authorized common stock. The Voting Agreement terminated on July 19, 2004, the date of approval by our stockholders of an amendment to increase the number of authorized shares of our common stock from 50,000,000 shares to 100,000,000 shares.

(22) Includes 100,000 shares of common stock issuable pursuant to options. From August 2003 to May 2004, Mr. Oplanich was employed as our Controller.

(23)    The shares of common stock beneficially owned by Mr. Bogatin include:
        (a) 1,518,793 shares of common stock owned by the Rebecca Nan Bogatin 1990 Trust, of which Mr. Bogatin and his wife serve as trustees; (b) 1,518,793 shares of common stock owned by the Rachel Lauren Bogatin 1998 Irrevocable Trust, of which Mr. Bogatin's wife serves as trustee; and
        (c) 760,400 shares of common stock owned by the Bogatin Family Foundation, of which Mr. Bogatin, his wife and one of his daughters are officers and/or directors, but as to which they have no pecuniary interest. Mr. Bogatin disclaims beneficial ownership of shares held by the Bogatin Family Foundation.

(24) Mr. Bogatin is the former Chairman of the Board and the former Chief Executive Officer of the Company. Mr. Bogatin resigned from these positions on October 28, 2003.

        On October 28, 2003, in connection with the private placement of our Series D Convertible Preferred Stock, we entered into a Stockholders' Agreement with OvenWorks, Mr. Bogatin and Donald J. Gogel, which was amended on November 21, 2003. Pursuant to the terms of the Stockholders' Agreement, as amended, among other things, Mr. Bogatin agreed to a general 18-month prohibition on the transfer of his shares of our capital stock and to a right of first refusal in favor of us and OvenWorks, subject to certain exceptions, including a quarterly trading allowance of 100,000 shares per calendar quarter, and Mr. Bogatin is entitled to unlimited piggy-back registration rights on the Company's registrations of common stock.

        Also in connection with the October 2003 private placement of our Series D Convertible Preferred Stock, we entered into a series of agreements with Mr. Bogatin under which:

        (a) Mr. Bogatin gave certain releases of the Company in exchange for 600,000 shares of our common stock;

        (b) we accepted for cancellation 800,000 shares of our common stock pledged by Mr. Bogatin as collateral for notes to us in the aggregate amount of $2,000,000 plus interest in exchange for cancellation of the notes;

        (c) Mr. Bogatin agreed to the cancellation of 1,503,000 options to purchase shares of our common stock, comprising all of his outstanding stock options in the Company; and

        (d) we issued an additional 1,833,333 shares of common stock to Mr. Bogatin in consideration of his agreement to certain restrictive covenants.

        On October 28, 2003, OvenWorks, LLLP entered into a Voting Agreement with Mr. Bogatin, pursuant to which OvenWorks and Oven Management, Inc. were appointed as proxies and attorneys-in-fact to vote the shares of common stock owned by Mr. Bogatin in support of the October 2003 private placement of our Series D Convertible Preferred Stock, and any vote for an amendment to our Certificate of Incorporation to increase the number of shares of our authorized common stock. The Voting Agreement terminated on July 19, 2004, the date of approval by our stockholders of an amendment to increase the number of authorized shares of our common stock from 50,000,000 shares to 100,000,000 shares.

(25) The shares of common stock beneficially owned and offered for sale by this stockholder were acquired by gift from Jeffrey B. Bogatin in October 2003. Mr. Bogatin and his wife are trustees of the trust, and share dispositive and voting power with respect to the shares of common stock beneficially owned by the trust.

(26) The shares of common stock beneficially owned and offered for sale by this stockholder were acquired by gift from Jeffrey B. Bogatin in October 2003. Susan E. Bogatin, Mr. Bogatin's spouse, is trustee of the trust, and has dispositive and voting power with respect to the shares of common stock beneficially owned by the trust.

(27) The shares of common stock beneficially owned and offered for sale by this stockholder were acquired in exchange for financial advisory services rendered to the Company since October 2003.

        The selling stockholders may offer and sell all or a portion of the shares of common stock from time to time, but are under no obligation to offer or sell any of such shares. Because the selling stockholders may sell all, none, or any part of the shares of common stock from time to time, no estimate can be given as to the number of shares that will be beneficially owned by the selling stockholders upon termination of any offering by them, or as to the percentage of our total outstanding common stock that the selling stockholders will beneficially own after termination of any offering.

        This prospectus also covers possible sales by certain persons who may become the record or beneficial owners of some of the shares of common stock as a result of certain types of private transactions, including but not limited to, gifts, private sales, distributions, and transfers pursuant to a foreclosure or similar proceeding by a lender or other creditor to whom shares may be pledged as collateral to secure an obligation of a named selling stockholder. Each such potential transferee of a named selling stockholder is hereby deemed to be a selling stockholder for purposes of selling shares of common stock using this prospectus. To the extent required by applicable law, information (including the name and number of shares of common stock owned and proposed to be sold) about such transferees, if there shall be any, will be set forth in an appropriate supplement to this prospectus.


                              PLAN OF DISTRIBUTION

        The shares covered by this prospectus may be offered and sold by or for the account of the selling stockholders (or their pledgees, donees, or transferees), from time to time as market conditions permit, on the over-the-counter market, any other market or exchange on which the shares may at the time be listed, at prices and on terms then prevailing or in negotiated transactions. The shares may be sold by one or more of the following methods, without limitation:

        o a block trade in which a broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

        o purchases by a broker or dealer (including a specialist or market maker) as principal and resale by such broker or dealer for its account pursuant to this prospectus;

        o an underwritten offering, subject to compliance with applicable disclosures concerning the identity and compensation arrangements of each firm acting as underwriter;

        o ordinary brokerage transactions and transactions in which the broker solicits purchasers;

        o face-to-face transactions between sellers and purchasers without a broker-dealer;

        o transactions in options, swaps, or other derivatives (whether exchange listed or otherwise);

        o sales in other ways not involving market makers or established trading markets, including direct sales to institutions or individual purchasers; and

        o any combination of the foregoing, or by any other legally available means.

        In addition, the selling stockholders or their successors in interest may enter into hedging transactions with broker-dealers who may engage in short sales of common stock in the course of hedging the positions they assume with the selling stockholders. The selling stockholders or their successors in interest may also enter into option or other transactions with broker-dealers that require the delivery to such broker-dealers of the shares, which shares may be resold thereafter pursuant to this prospectus. Any shares covered by this prospectus may be sold pursuant to Rule 144 under the Securities Act or under
Section 4(1) of the Securities Act rather than pursuant to this prospectus, if such exemptions are available.

        In effecting sales, brokers or dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate. Such brokers or dealers may receive commissions or discounts from the selling stockholders and/or the purchasers of the shares for whom such brokers or dealers act as agents or to whom they sell as principals, or both, in amounts to be negotiated (which compensation as to a particular broker-dealer might be in excess of customary commissions). At the time a particular offer of shares is made by one or more of the selling stockholders, a prospectus supplement, if required, will be distributed to set forth the aggregate number of shares being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, any discounts, commissions, and other items constituting compensation from the selling stockholders, and any discounts, commissions, or concessions allowed or reallocated or paid to dealers, including the proposed selling price to prospective purchasers. The selling stockholders and such brokers and dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. There can be no assurance, however, that all or any of the shares will be offered by the selling stockholders. We know of no existing arrangements between any selling stockholders and any broker, dealer, finder, underwriter, or agent relating to the sale or distribution of the shares.

        We will not receive any of the proceeds of any sale of shares by the selling stockholders. We will bear all of the expenses of the registration of this offering under the Securities Act including, without limitation, registration and filing fees, printing expenses, fees and disbursements of our counsel and independent public accountants, transfer taxes, fees of transfer agents and registrars, and costs of insurance, if any. All underwriting discounts, selling commissions, and broker's fees applicable to the sale of any shares will be borne by the selling stockholders or by such persons other than the Company as agreed by and among the selling stockholders and such other persons.


                                 USE OF PROCEEDS

        We will not receive any of the proceeds from the resale of shares by the selling stockholders. However, we will receive proceeds to the extent that warrants for shares of common stock covered by this prospectus are exercised for cash. All proceeds from the resale of shares under this prospectus will be solely for the accounts of the selling stockholders.


                                  LEGAL MATTERS

        The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by Kilpatrick Stockton LLP, Atlanta, Georgia. An attorney at Kilpatrick Stockton LLP is a limited partner of OvenWorks, LLLP, and, if shares of our Series D Convertible Preferred Stock, or upon conversion of the shares of Series D Convertible Preferred Stock shares of common stock, were distributed by OvenWorks to its limited partners, this attorney would have a beneficial interest in 425,010 shares of common stock. This attorney also holds options to purchase up to 100,000 shares of our common stock at an exercise price of $1.75 per share. Other attorneys at Kilpatrick Stockton LLP own an aggregate of 7,500 shares of our common stock.


                                     EXPERTS

        The financial statements of TurboChef Technologies, Inc. incorporated by reference in TurboChef Technologies, Inc.'s Annual Report (Form 10-K) for the year ended December 31, 2003, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        Our balance sheet as of December 31, 2002, and our related statements of operations, stockholders' equity (deficit) and cash flows for each of the two years in the period ended December 31, 2002, have been incorporated by reference herein and in the registration statement of which this prospectus forms a part upon the report of BDO Seidman, LLP, registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        The financial statements of our subsidiary, Enersyst Development Center, L.L.C., as of and for the year ended December 31, 2003, have been incorporated by reference herein and in the registration statement of which this prospectus forms a part in reliance upon the report of Whitley Penn, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        The financial statements of our subsidiary Enersyst Development Center, L.L.C. as of and for the year ended December 31, 2002 which have been incorporated in this prospectus by reference from the Company's Current Report on Form 8-K dated May 21, 2004 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph relating to Enersyst Development Center, L.L.C. adopting Statement of

Financial Accounting Standards No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS, effective January 1, 2002) and is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


                     INCORPORATION OF DOCUMENTS BY REFERENCE

        The SEC allows us to "incorporate by reference" in this prospectus certain information we file with the SEC, which means that we may disclose important information in this prospectus by referring you to the document that contains the information. The information incorporated by reference is considered to be a part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until the offering of securities covered by this prospectus is completed:

        o our Annual Report on Form 10-K for our fiscal year ended December 31, 2003, filed with the SEC on March 30, 2004;

        o our Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, filed with the SEC on May 12, 2004;

        o our Current Reports on Form 8-K, filed with the SEC on May 28, 2004 (as amended on June 30, 2004 and July 2, 2004), and July 20, 2004;

        o our definitive Proxy Statement on Schedule 14A, filed with the SEC on July 6, 2004; and

        o the description of our common stock contained in our Registration Statement on Form 8-A (Registration No. 0-23478), filed with the SEC on February 25, 1994.

        We will promptly provide, without charge to you, upon written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus, other than exhibits to those documents, unless the exhibits are specifically incorporated by reference in those documents. Requests should be directed to: TurboChef Technologies, Inc., Six Concourse Parkway, Suite 1900, Atlanta, Georgia 30328; Attn: General Counsel; (678) 987-1700.


                       WHERE YOU CAN FIND MORE INFORMATION

        This prospectus is part of a registration statement on Form S-3 that we have filed with the SEC covering the shares of common stock being offered by certain of our stockholders. This prospectus does not contain all of the information presented in the registration statement, and you should refer to that registration statement with its exhibits for further information. Statements in this prospectus describing or summarizing any contract or other document are not complete, and you should review the copies of those documents filed as exhibits to the registration statement for more detail. You may read and copy the registration statement and any documents incorporated by reference at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 or 175 Jackson Boulevard, Suite 900, Chicago, Illinois. For information on the operation of the Public Reference Room, call the SEC at 1-800-SEC-0330. You can also inspect our registration statement on the Internet at the SEC's web site, http://www.sec.gov.

        We are required to file annual, quarterly, and current reports, proxy and information statements and other information with the SEC. You can review this information at the SEC's Public Reference Room or on the SEC's web site, as described above.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

        Set forth below is an estimate of the approximate amount of the fees and expenses (other than underwriting commissions and discounts) payable by us in connection with this offering.

        Securities and Exchange Commission Registration Fee     $        29,063

        Legal Fees and Expenses                                          40,000

        Accounting Fees and Expenses                                     35,000

        Miscellaneous                                                     5,000

        TOTAL                                                   $       109,063

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Section 145 of the Delaware General Corporation Law permits a Delaware corporation to indemnify officers, directors, employees and agents for actions taken in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and with respect to any criminal action, which they had no reasonable cause to believe was unlawful. The Delaware General Corporation Law provides that a corporation may pay expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, and must reimburse a successful defendant for expenses, including attorneys' fees, actually and reasonably incurred, and permits a corporation to purchase and maintain liability insurance for its directors and officers. The Delaware General Corporation Law provides that indemnification may not be made for any claim, issue or matter as to which a person has been adjudged by a court of competent jurisdiction to be liable to the corporation, unless and only to the extent a court determines that the person is entitled to indemnity for such expenses as the court deems proper.

        Our bylaws require the indemnification of directors and officers under certain circumstances and grant our directors and officers a right to indemnification to the full extent permitted by law for all reasonable expenses relating to civil, criminal, administrative or investigative procedures to which they are a party (a) by reason of the fact that they are or were our directors, officers, employees or agents or (b) by reason of the fact that, while they are or were our directors or officers, they are or were serving at our request as a director, officer, employee or agent of another enterprise.

        We intend to carry insurance on behalf of our directors and officers that may cover, among other things, any liabilities that may accrue under the statutory provisions referred to above.

ITEM 16.  EXHIBITS.

 EXHIBIT NO.                        DESCRIPTION
------------   -----------------------------------------------------------------

     2.1 Stock Purchase Agreement dated as of October 28, 2003 by and between the Registrant and OvenWorks, LLLP (incorporated by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K, filed with the Commission on November 10, 2003)

     2.2 Contribution Agreement, dated May 21, 2004 by and among the Registrant, Enersyst Development Center, L.L.C. and the members of Enersyst Development Center (incorporated by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K, filed with the Commission on May 28, 2004)

     4.1 Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1.2 to the Registrant's Registration Statement on Form SB-2, Registration No. 33-75008)

     4.2 Amendment to Certificate of Incorporation - Certificate of Designation of Series D Convertible Preferred Stock (incorporated by reference to Exhibit 3(i) to the Registrant's Current Report on Form 8-K, filed with the Commission on November 10, 2003)

     4.3 Restated By-Laws (incorporated by reference to Exhibit 3.2.2 to the Registrant's Registration Statement on Form SB-2, Registration No. 33-75008)

     4.4        Specimen Common Stock certificate (incorporated by reference to
                Exhibit 4.2 to the Registrant's Registration Statement on Form SB-2, Registration No. 33-75008)

     4.5 Form of Subscription Agreement entered into as of May 21, 2004 by the Registrant and certain investors (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K, filed with the Commission on May 28, 2004)

     4.6 Form of Registration Rights Agreement, dated May 21, 2004, by and among the Registrant and certain investors (incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K, filed with the Commission on May 28, 2004)

     4.7 Preferred Unit Exchange Agreement, dated May 21, 2004, by and among the Registrant and the members of Enersyst Development Center, L.L.C. (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed with the Commission on May 28, 2004)

     4.8 Amended and Restated Operating Agreement of Enersyst Development Center, L.L.C., dated May 21, 2004 (incorporated by reference to
                Exhibit 10.4 to the Registrant's Current Report on Form 8-K, filed with the Commission on May 28, 2004)

     4.9 Stockholders' Agreement dated as of October 28, 2003 by and among the Registrant, OvenWorks, LLLP, Jeffrey Bogatin and Donald Gogel (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K, filed with the Commission on November 10, 2003)

    4.10 Consent to Transfer and First Amendment to Stockholders' Agreement dated as of November 21, 2003 by and among the Registrant, OvenWorks, LLLP, Jeffrey Bogatin and Donald Gogel (incorporated by reference to Exhibit 10.20 to the Registrant's Annual Report on Form 10-K, filed with the Commission on March 30, 2004)

    4.11 Settlement and Release Agreement dated as of October 28, 2003 by and between the Registrant and Grand Cheer Company Limited (incorporated by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K, filed with the Commission on November 10, 2003)

    4.12 Voting Agreement dated as of October 28, 2003 by and between OvenWorks, LLLP and Grand Cheer Company Limited (incorporated by reference to Exhibit 99.2 to the Registrant's Current Report on Form 8-K, filed with the Commission on November 10, 2003)

    4.13 Voting Agreement dated as of October 28, 2003 by and among OvenWorks, LLLP, Jeffrey Bogatin and Donald Gogel (incorporated by reference to Exhibit 99.1 to the Registrant's Current Report on Form 8-K, filed with the Commission on November 10, 2003)

    4.14 Warrant, dated December 13, 2002, issued to Banc of America Securities LLC*

    4.15 Warrant Certificate, dated March 19, 2001, issued to Grand Cheer Company Limited*

     5          Opinion and Consent of Kilpatrick Stockton LLP*

    23.1        Consent of Kilpatrick Stockton LLP (included in Exhibit 5)

    23.2        Consent of Ernst & Young, LLP*

    23.3        Consent of BDO Seidman, LLP*

    23.4        Consent of Whitley Penn*

    23.5        Consent of Deloitte & Touche LLP*

     24         Power of Attorney (see signature page)*

--------------------

*       Filed herewith.

ITEM 17.  UNDERTAKINGS.

        The undersigned registrant hereby undertakes:

                (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

                (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on July 30, 2004.

                                       TURBOCHEF TECHNOLOGIES, INC.

                                       By: /s/ James K. Price
                                          --------------------------------------
                                           James K. Price
                                           President and Chief Executive Officer

                                POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signatures appears below constitutes and appoints James K. Price and James A. Cochran, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement on Form S-3 (including post effective amendments), and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing required or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

SIGNATURE                              TITLE
-----------------------------------    -----------------------------------------

  /s/  Richard E. Perlman              Chairman of the Board of Directors
-----------------------------------
Richard E. Perlman


  /s/  James K. Price                  President, Chief Executive Officer and
-----------------------------------    Director (Principal Executive Officer)
James K. Price


  /s/  James A. Cochran                Chief Financial Officer (Principal
-----------------------------------    Financial and Accounting Officer)
James A. Cochran


  /s/  William A. Shutzer              Director
-----------------------------------
William A. Shutzer


  /s/  Raymond H. Welsh                Director
-----------------------------------
Raymond H. Welsh


  /s/  J. Thomas Presby                Director
-----------------------------------
J. Thomas Presby


  /s/  James W. Deyoung                Director
-----------------------------------
James W. DeYoung


  /s/  Sir Anthony Jolliffe            Director
-----------------------------------
Sir Anthony Jolliffe